EXHIBIT 21.1

SUBSIDIARIES OF CONTINENTAL AIRLINES

SUBSIDIARY	STATE OF INCORPORATION

Air Micronesia, Inc.	Delaware

Continental Micronesia, Inc.	Delaware

ExpressJet Airlines, Inc.	Delaware

ExpressJet Holdings, Inc.	Delaware